CONTACT:

                                    Marianne V. Pastor

                                    (703) 335-7800

                        FOR IMMEDIATE RELEASE



Williams Industries, Inc.

Announces Change in Stock Trading



     Manassas, VA. --- May 9, 2007 --- Williams Industries,

Inc., trading symbol "WMSI", today announced that the

company has voluntarily asked to move its stock from

trading on the NASDAQ Capital Market to the OTC.   The move

has been approved by NASDAQ and is scheduled to take effect

before the market open on May 16.  Koonce Securities of

Bethesda, Maryland and Source Capital, Inc. of Westport,

Connecticut will be the initial sponsoring market-makers in

Williams Industries' stock on the OTC.  The company's

trading symbol will remain "WMSI".



     Williams Industries' Board of Directors made the

decision to move the company's stock to the OTC based on a

number of factors, not the least of which was NASDAQ's

decision to "bundle services" and significantly increase

fees.   Williams Industries' President Frank E. Williams,

III, observed "It would be a disservice to our shareholders

for the company to assume overhead expenses for services it

doesn't use.   We are simply too small and our business is

too 'old economy based' to be forced to pay for a lot of

high technology that the company doesn't use."



Mr. Williams also noted that in its March 10th press

release, the company reported that its board of directors,

after reviewing the current and future costs of remaining a

public corporation, approved appointment of a committee of

independent directors to explore the possibility of taking the company private.  Additional information will be forthcoming as appropriate.



For additional information, call the company's

investor relation's office at (703) 335-7800.